UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2007
Commission File Number 000-31212
Metal Storm Limited

(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F     ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes     ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Table of Contents
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited
Date: August 31, 2007	By:	/s/ Peter Wetzig
		Name:	Peter Wetzig
		Title:	Company Secretary

METAL STORM LIMITED ACN 064 270 006
CEO BULLETIN
Brisbane, AUSTRALIA — 31 August 2007: Metal Storm Limited (ASX trading code: MST and NASDAQ ticker symbol: MTSX).
All,
In this CEO Bulletin I would like to concentrate on our work in the USA. Before I do, however, a brief note on marketing and operations
The majority of our marketing effort is still focused on the US Market. However, we are also targeting opportunities in Asia and the Middle East, and keeping a watchful eye on Europe. For example, the industry will see us in force at the Singapore Air Show in February, prominently displaying our 40mm product family with our strategic partners.
Operationally the company continues to perform well in terms of meeting its engineering goals, whilst we closely monitor cash burn to ensure that our investor’s funds are carefully used in advancing the products to commercialization. There have been no material changes to personnel or organizational structure since I provided an update at the AGM. The AGM presentation is available on the Metal Storm website.
Please also look out for the first of the Metal Storm videos from the Singapore firings. The 3GL video will be released by September 8th, with further videos to follow shortly thereafter.
Now, back to the focus of this Bulletin — the US market. The Metal Storm Inc. team has been making solid progress on a range of existing contracts as well as pushing forward with our NEXT strategy to exploit our existing market presence in the US Military and Law Enforcement space. The following text provides an update on our existing contracts, and also illustrates how we are continuing to market and sell Metal Storm technology in this arena.
Metal Storm Inc. Contracts and Opportunities
I am pleased to report that the current contract work in the U.S. is tracking well with the timelines and demonstration dates established by the individual contracts. While achievement of contract deliverables within budget and on time is a key measure of success, performance is also measured by customer satisfaction reports and follow-on business. Overall customer satisfaction as reported by the U.S. Government customers is steadily improving, and MSI is consistently receiving GOOD to EXCELLENT marks.
MSI has been working with the U.S. Navy technical and contracting organizations and U.S. Government auditing agencies for some time now in an effort to secure follow-on work for the Active Protection System. We have found that the Government procurement process can be a difficult road to navigate, however we are fortunate that MSI has the processes, procedures and patience to respond to the legislative and financial requirements necessary to do business in the U.S. MSI is reporting that they now expect to be awarded a contract by the end of the U.S. Government fiscal year (30/9/2007).

An important demonstration is planned for the fourth quarter of this year on the U.S. Army Crowd Control contract where Metal Storm’s stacked round technology is combined with less-lethal munitions in a total system solution consisting of a vehicle, robotic mount and a Metal Storm weapons pod. The less-lethal work in the U.S. aligns with our recent success in Singapore by rounding out our munitions compliment. Our customers are telling us that they want a less-lethal capability only if it can be backed by a lethal response or in other words, “scalable effects”. Metal Storm fits this role perfectly when our multi-barreled system is configured with a variety of munition types simultaneously.
Metal Storm Inc has completed the Explosive Ordnance Disposal (EOD) contract with the Army and has a presented them with a proposal for a follow-on effort. MSI is working closely with several EOD robotic platform manufacturers to extend the capabilities of EOD robotics to include a multi-shot EOD disrupter. Metal Storm technology enables a longer mission before recall of the robot, thereby increasing the safety of the robot and EOD personnel.
The development of MultiShot Underbarrel Accessory Launcher (MAUL) with an 18MM door breaching round for the United States Marine Corps has reached an important milestone now that Metal Storm engineers are performing live fire tests of a bench gun on an open range. I believe the MAUL concept is particularly exciting as it would give warfighters and law enforcement personnel access to a very small lightweight 12 gauge underslung additional weapon which can fire 4 explosive grenades, or potentially other lethal or less-than-lethal projectiles.
Ballistics data is being collected for the MAUL bench gun during recent test firings in the U.S.
The recent award from the Naval Surface Warfare Center is an important one as it will be the first delivery of a limited production Metal Storm weapon. I am excited about this opportunity because it will pave the road to introduction of Metal Storm products in-theater while furthering the certification of Metal Storm weapons by a Government certifying body. NSWCDD is involved with projects such as Sheriff and Wolfpack that address urgent warfighter needs for integrated sensors, lethal and less-lethal weapons and force protection and I believe our technology plays well into that concept.
The commercial work in the law enforcement market continues to progress and while we are currently limited in what we are able to report, I will keep you updated once field tests have been completed. The work on this project has demonstrated the U.S. organization’s ability to develop a product from concept phase, through design, development and testing, and manufacture in limited quantities. We have known these capabilities would be necessary as we transition Metal Storm from research to product development and I am pleased to report that we can now consider them as core competencies.
Opportunities & Marketing
Metal Storm Inc. is carrying the initiatives of my NEXT Strategic Plan into the U.S. defence and Homeland Security marketplace by increasing the scale of U.S. Government contract business. The effects of these initiatives are beginning to be realized as we see a sharp increase in interest from the military services (Army, Navy, Marines) and a number of Government agencies. I believe this to be a direct result of several factors which I will discuss below:

1.) We have increased public awareness through television media. The response to the Discovery Channel episode, Future Weapons has been overwhelming and has led to some important contacts within the U.S. Military. Metal Storm brand awareness has increased dramatically and we hope to continue this trend with another Discovery Channel program “Weapons Master” to be aired later this year. I have also learned we were approached by a Hollywood production company wanting to include our technology in an upcoming large budget feature film.
2.) Funding levels for Less Lethal Technologies have been increasing. — Military organizations with less-lethal charters have been enjoying increasing budgets. In my opinion, this is a direct reflection of the battlefield situation in Iraq. Close-in urban environments often call for a scalable response that will separate or disperse crowds but may ultimately require an overwhelming response to protect coalition forces. Metal Storm is responding to several Government inquiries into how our technology can assist in this area. I believe less lethal technologies fit well within the Metal Storm concept and we will continue to pursue this market aggressively.
3.) MSI has expanded its sales and Marketing organization.
MSI has engaged recently retired Marine Corps Colonel Ed Hackett, former Chief, Strategic Plans Branch, Joint Staff, Pentagon. In this role he was the senior military planner for the Joint Staff, responsible to the Chairman, Joint Chiefs of Staff, for the development and implementation of global military strategic planning initiatives. His major focus areas included: the Department of Defense Contingency Planning Guidance, The Joint Strategic Capabilities Plan, Department of Defense Security Cooperation Guidance and the Global Force Management Plan. We are very fortunate that Ed has agreed to join the U.S. Business Development team.
MSI has also brought on John Northrop and Bill Huff to assist us in proposal development. John and Bill have been working with MSI over the past year to develop Concepts of Operations (CONOPS) for Metal Storm launchers mounted on unmanned ground and air robotic platforms, manned ground vehicles. They have a combined experience of 56 years in the U.S. Army and have been very helpful in bridging the gap between Metal Storm engineering and customer requirements.
4.) We are increasing our presence at industry conferences and trade shows.
Industry conferences have generated many leads and in fact, it was the UAV Conference in Washington that led to the recent Dahlgren award. Our participation has varied from attendee to presenter to exhibiter depending on the scale of the conference. I have listed some of the recent conferences we have attended as well as upcoming conferences.
•	Metal Storm presented a paper to the 6th Annual Conference on Armed UAVs, needs, opportunities and challenges. The Conference, jointly sponsored by the National Military Intelligence Association, the American Institute of Engineers and the Naval Aviation Foundation was held in Washington, November 13-14, 2006.

•	Metal Storm was asked to present again at the West Coast venue of the conference held in Las Vegas on April 26th, 2007. Metal Storm’s presentation centered on the capability of the Metal Storm stacked 40mm weapon system to be employed on smaller UAV’s with weight limitations that would not allow them to carry standard weapons or missiles. The remote firing capability, recoil mitigation and small profile were of interest to numerous UAV manufacturers as well as DOD personnel.

•	Metal Storm attended the ARDEC SBIR Day conference on June 21, 2007 at Picatinny Arsenal, NJ. The conference showcased existing SBIR programs sponsored by ARDEC. We exhibited the Metal Storm Crowd Control system currently in development.

•	Metal Storm was represented at the Association for Unmanned Vehicle Systems International conference by engineering representatives from the Australian and U.S. organizations as well as senior leadership and business development personnel. The conference was held August 10-13, 2007 in Washington, DC.

•	The annual Association of the U.S. Army (AUSA) conference will be held October 8-10 in Washington, DC. We plan to exhibit the Metal Storm 3GL with Vision Technologies and, in partnership with Northrop Grumman, we will be exhibiting the Networked Remotely Operated Weapon System (NROWS) developed for SPAWAR which features a four barrel weapons pod capable of firing both lethal and less-lethal munitions. This conference is an excellent forum to showcase Metal Storm technology and I plan to be there personally. Feel free to stop by and say hello!
The U.S. market represents a significant part of our projected revenues and we will continue to work closely through Metal Storm Inc. in the U.S. to exploit that market. It is clear that the U.S. military and homeland security organizations are recognizing the value of our technology and we are excited about the opportunities that will be coming from them in the near future. Our contracting organization is well established, our technology is nearing maturation, our engineering team has demonstrated the ability to deliver products to customers and we have expanded our sales organization to find best-fit opportunities that play to our strengths.
In all, it’s an exciting time for Metal Storm as we gear up our sales and marketing activity to align the sales cycle with the finalization of our technology commercialization. I look forward to providing you with further updates in the near future.
Lee Finniear
CEO
Metal Storm.
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Metal Storm Limited
A.C.N. 064 270 006
APPENDIX 4D
Pursuant to Listing Rule 4.2A.3
Half-year financial report for the six months ended 30 June 2007 (previous corresponding period 30 June 2006)
Results announcement to the market

				Current period
Revenues from ordinary activities (item 2.1)	Up/~~(down)~~  %	62.8%	to		$1,658,487

Loss from ordinary activities after tax attributable to members (item 2.2)	Up/~~(down)~~ %	5.9%	to	$4,888,101

Net loss for the period attributable to members (item 2.3)	Up/~~(down)~~ %	5.9%	to	$4,888,101

Dividend s (distribution)	Amount per security		Franked amount per security
Final dividend (item 2.4)	Nil	¢		Nil	¢
Interim dividend (item 2.4)	Nil	¢		Nil	¢

The Company does not propose to pay dividends at this time (item 2.4).

Record date for determining entitlements to the Dividend (item 2.5)	Not Applicable

Brief explanation of the figures in 2.1 to 2.4 necessary to enable the figures to be understood (item 2.6).

NTA backing	Current period	Previous corresponding period
Net tangible asset backing per ordinary security	0.24 ¢	0.99 ¢

METAL STORM Limited
ABN 99 064 270 006
Interim report — 30 June 2007

METAL STORM Limited ABN 99 064 270 006
Interim report — 30 June 2007
This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2006 and any public announcements made by Metal Storm Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.
Metal Storm Limited

METAL STORM Limited
Directors’ Report
30 June 2007
Directors’ report
Your directors present their report on the consolidated entity consisting of Metal Storm Limited and the entities it controlled at the end of, or during, the half-year ended 30 June 2007.
Directors
The names of the company’s directors in office during the half-year and until the date of this report are as below. Directors were in office for this entire period unless otherwise stated:
Mr T J O’Dwyer (Chairman)
Mr J M Crunk
Mr P D Jonson
Mr J R Nicholls
Dr L J Finniear (Managing Director appointed 24 May 2007)
Mr B S McComish (resigned 8 March 2007)
Review of operations
Metal Storm has made a tremendous step towards commercialisation of its technology over the past six months. The restructuring of its staffing and relocation of its offices has enabled the company to develop the technology at a much faster pace.
This culminated in the testing of two prototype weapons systems in Singapore during June 2007 where the Company was able to successfully demonstrate the 3GL and Redback™ systems in front of an independent expert.
The Company is now continuing to refine the products and is seeking appropriate collaboration partners for production engineering and manufacturing. These products are:
•	3GL — three shot grenade launcher that can be mounted to an existing assault rifle or fired from its own shoulder stock.

•	Redback™ — a Remotely Operated Weapons System (ROWS) — consisting of a 4 Barrel Metal Storm weapons pod on a fast gymbal and mount, together with an electronic fire control system.

•	40mm Metal Storm Munitions — 40mm high explosive, enhanced blast and airburst munitions using existing warheads with Metal Storm tailpieces.
The 3GL is the only 40mm grenade launcher that can be mounted to a range of conventional assault rifles, whilst being capable of firing 3 rounds rapidly without reloading. It has the potential to triple the grenade firepower of any military unit. Competing 40mm under-barrel grenade launchers are only single shot.
The Redback™ ROWS is a rapid reaction remotely operated weapons system suitable for mounting on top of a vehicle or at a fixed location. The 4 barrel 40mm Metal Storm weapons pod containing 16 40mm grenades is mounted on a gymbal capable of a 180 degree rotation in 0.25 seconds. A protected remote operator uses the electronic fire control system, video and thermal cameras and other sensors to target, track and fire the weapon. A version of Redback™ is being developed for vehicle use which is intended to be capable of targeting and disabling an incoming rocket propelled grenade.
3GL and the 40mm Metal Storm munitions have been developed in collaboration with Singapore Technology Kinetics Ltd.

-3-	Metal Storm Limited

METAL STORM Limited
Directors’ Report
30 June 2007
(continued)
Redback™ has been developed in collaboration with Electro Optic Systems Limited and Singapore Technology Kinetics Ltd.
In the USA, the Company has continued to pursue the acquisition of defense contracts for R&D, and for the supply of configured weapons systems for various arms of the military and for law enforcement agencies. It has been successful in securing a number of these contracts, which have addressed among other things the following applications:
•	Providing a 4 barrel remotely operated weapons system mounted to an unmanned ground vehicle (UGV)

•	Providing a 4 barrel remotely operated weapons system with Metal Storm modified less-than-lethal munitions for crowd control purposes

•	R&D and design for a UGV mounted Metal Storm stacked round weapon for explosive ordnance disposal

•	R&D and provision of a bench mounted prototype of a Metal Storm 18mm stacked round underslung grenade launcher

•	Provision for law enforcement purposes of a vehicle grille mounted 2 barrel launcher plus GPS Wireless projectiles to target, hit and track fugitive vehicles involved in high speed chases
The company also continues to pursue supply contracts in other international markets outside the USA.
Consolidated results
Revenue from continuing operations to 30 June 2007 was $1,658,487 ($555,818 to 30 June 2006). The consolidated loss attributable to members of the parent for the half year to 30 June 2007 was $4,888,101 ($5,193,273 to 30 June 2006).
Net cash outflows from operating activities increased from $3,957,354 in the previous corresponding period to $5,550,444 in the current half-year. The increase in cash used from operating activities is largely due to the interest paid to the convertible note holders. The company confirms that its minimum cash levels have at all times been above those required by the convertible notes trust deed.
This report is made in accordance with a resolution of directors.

Mr T J O’Dwyer	31 August 2007
Chairman	Brisbane

-4-	Metal Storm Limited

PricewaterhouseCoopers
ABN 52 780 433 757

Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
GPO Box 150
BRISBANE QLD 4001
DX 77 Brisbane
Australia
www.pwc.com/au
Telephone +61 7 3257 5000
Facsimile +61 7 3257 5999
Auditor’s Independence Declaration
As lead auditor for the review of Metal Storm Ltd for the half year ended 30 June 2007, I declare that to the best of my knowledge and belief, there have been:
a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b)	no contraventions of any applicable code of professional conduct in relation to the review.
This declaration is in respect of Metal Storm Limited and the entities it controlled during the period.

Robert Roach Partner PricewaterhouseCoopers	31 August 2007 Brisbane
Liability limited by a scheme approved under Professional Standards Legislation

METAL STORM Limited
Consolidated income statement
For the half-year ended 30 June 2007

		Half-year
		2007	2006
	Notes	$	$

Revenue from continuing operations		1,658,487	555,818

Fair value movement in conversion derivative		1,686,370	—
Consumables used		(178,456)	(12,826)
Employee expenses		(2,208,591)	(2,407,173)
Professional fees		(686,484)	(893,639)
Research and development		(1,333,386)	(847,176)
Administrative expenditure		(295,430)	(442,658)
Facilities and equipment		(421,255)	(355,059)
Travel & entertainment		(273,469)	(324,820)
Communication and technology		(192,913)	(153,854)
Public relations and compliance		(241,326)	(213,265)
Net foreign exchange differences		(39,060)	(5,053)

Loss before finance costs and income tax		(2,525,513)	(5,099,705)

Finance costs	3	(2,362,588)	(93,568)

Loss before income tax		(4,888,101)	(5,193,273)

Income tax		—	—

Loss attributable to members of the parent		(4,888,101)	(5,193,273)

		Cents	Cents

Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the company:
Basic and diluted earnings per share		(0.8)	(1.0)

		Cents	Cents

Earnings per share for profit attributable to the ordinary equity holders of the company
Basic and diluted earnings per share		(0.8)	(1.0)
The above consolidated income statement should be read in conjunction with the accompanying notes.

-6-	Metal Storm Limited

METAL STORM Limited
Consolidated balance sheet
As at 30 June 2007

		30 June	31 December
		2007	2006
	Notes	$	$

ASSETS
Current assets
Cash and cash equivalents		19,687,483	23,830,267
Available-for-sale financial investments		1,000,840	2,002,080
Trade and other receivables		555,961	773,130

Total current assets		21,244,284	26,605,477

Non-current assets
Trade and other receivables		951,719	510,795
Property, plant and equipment		671,609	627,985
Intangible assets		103,565	111,824

Total non-current assets		1,726,893	1,250,604

Total assets		22,971,177	27,856,081

LIABILITIES
Current Liabilities
Trade and other payables		2,665,611	1,942,525
Conversion derivative		6,777,438	10,811,057
Interest-bearing loans and borrowings		11,415,649	13,234,880
Provisions		331,111	441,997

Total current liabilities		21,189,809	26,430,459

Non-current liabilities
Interest-bearing loans and borrowings		225,648	255,845
Other		74,593	77,949

Total non-current liabilities		300,241	333,794

Total liabilities		21,490,050	26764,253

Net assets		1,481,127	1,091,828

EQUITY
Contributed equity	4	65,161,936	59,980,065
Options reserves		9,063,816	8,978,434
Other reserves		(72,345)	(82,492)
Accumulated losses		(72,672,280)	(67,784,179)

Total equity		1,481,127	1,091,828

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

-7-	Metal Storm Limited

METAL STORM Limited
Consolidated statement of changes in equity
For the half-year ended 30 June 2007

	Issued	Options	Other	Retained
	capital	reserves	reserves	losses	Total equity
Consolidated	$	$	$	$	$
At 1 January 2006	56,559,039	1,726,182	(58,125)	(52,447,234)	5,779,862
Currency translation differences	—	—	(3,074)	—	(3,074)
Net (gains)/losses on available-for-sale financial assets	—	—	(36,435)	—	(36,435)
Share issue costs	(268,696)	—	—	—	(268,696)

Total income/(expense) for the period recognised directly in equity	(268,696)	—	(39,509)	—	(308,205)
Loss for the period	—	—	—	(5,193,273)	(5,193,273)

Total income/(expense) for the period	(268,696)	—	(39,509)	(5,193,273)	(5,501,478)

Exercise of options	—	—	—	—	—
Net increase in options reserves	—	607,668	—	—	607,668
Issue of share capital	3,010,000	—	—	—	3,010,000
Fair value of services paid for via issue of shares	25,031	—	—	—	25,031

At 30 June 2006	59,325,374	2,333,850	(97,634)	(57,640,507)	3,921,083

At 1 January 2007	59,980,065	8,978,434	(82,492)	(67,784,179)	1,091,828
Currency translation differences	—	—	11,387	—	11,387
Net (gains)/losses on available-for-sale financial assets	—	—	(1,240)	—	(1,240)

Total income/(expense) for the period recognised directly in equity	—	—	10,147	—	10,147
Loss for the period	—	—	—	(4,888,101)	(4,888,101)

Total income/(expense) for the period	—	—	10,147	(4,888,101)	(4,877,954)

Exercise of options	6,624	—	—	—	6,624
Net increase in options reserves	—	85,382	—	—	85,382
Issue of share capital	5,175,247	—	—	—	5,175,247

At 30 June 2007	65,161,936	9,063,816	(72,345)	(72,672,280)	1,481,127

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

-8-	Metal Storm Limited

METAL STORM Limited
Consolidated cash flow statement
For the half-year ended 30 June 2007

	Half-year
	2007	2006
Notes	$	$
Cash flows from operating activities
Receipts from customers	859,074	600,586
Payments to suppliers and employees	(5,292,440)	(4,877,617)
Interest and other costs of finance paid	(1,117,078)	(17,888)
Government grant — research and development	—	337,565

Net cash inflow (outflow) from operating activities	(5,550,444)	(3,957,354)

Cash flows from investing activities
Purchase of property, plant and equipment	(121,169)	(5,175)
Proceeds from disposal of property plant and equipment	—	12,743
Purchase of intangible assets	(33,360)	(73,145)
Interest received	822,502	165,216
Purchase of available-for-sale financial assets	—	(2,985,440)
Proceeds from sale of available-for-sale financial assets	1,000,000	5,504,920

Net cash inflow (outflow) from investing activities	1,667,973	2,619,119

Cash flows from financing activities
Proceeds from issue of shares	6,624	3,010,000
Share issue costs	—	(268,696)
Proceeds from borrowings	—	—
Repayment of borrowings	(266,937)	(353,674)

Net cash inflows (outflow) from financing activities	(260,313)	2,387,630

Net increase (decrease) in cash and cash equivalents	(4,142,784)	1,049,395
Cash and cash equivalents at beginning of the half-year	23,830,267	635,861
Effect of exchange rate changes on cash and cash equivalents	—	(705)

Cash and cash equivalents at end of the half-year	19,687,483	1,684,551

The above consolidated cash flow statement should be read in conjunction with the accompanying notes.

-9-	Metal Storm Limited

METAL STORM Limited
Notes to the financial statements
30 June 2007
1   Basis of preparation of half-year report
This general purpose financial report for the interim half-year reporting period ended 30 June 2007 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.
This interim financial report does not include all the notes of the type normally included in the annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2006 and any public announcements made by Metal Storm Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.
The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.
2   Segment information
(a) Primary reporting format — geographic segments

Half-year	Australia	North America	Total
2007	$	$	$
Total segment revenue	1,103	936,152	937,255

Unallocated revenue / interest income			721,232

Consolidated revenue			1,658,487

Segment result	(5,633,942)	(664,682)	(6,298,624)

Intersegment elimination			828,110
Unallocated revenue less unallocated expenses			582,413

Loss before income tax			(4,888,101)

Half-year	Australia	North America	Total
2006	$	$	$
Total segment revenue	—	404,741	404,741

Unallocated revenue / interest income			151,077

Consolidated revenue			555,818

Segment result	(5,177,279)	(1,928,516)	(7,105,795)

Intersegment elimination			1,887,576
Unallocated revenue less unallocated expenses			24,946

Loss before income tax			(5,193,273)

-10-	Metal Storm Limited

METAL STORM Limited
Notes to the financial statements
30 June 2007
(continued)
3   Loss for the half-year
Loss for the half-year includes the following items that are unusual because of their nature, size or incidence:

	Half-year
	2007	2006
	$	$
Finance costs
Accretion expense	1,245,510	—
Interest expense	1,117,078	75,680
Other finance charges	—	17,888

	2,362,588	93,568

Accretion expense relates to the accretion of convertible notes using an effective interest rate.
Interest expense predominately relates to interest payments to convertible note holders at a rate of 10%pa in accordance with terms and conditions of the convertible notes trust deed.
4   Equity securities issued
Issues of ordinary shares during the half year.

	2007	2006	2007	2006
	Shares	Shares	$	$

At 1 January	552,641,394	521,970,978	59,980,065	56,559,039
Exercise of listed options	44,126	—	6,624	—
Exercise of convertible notes	43,808,394	—	5,175,247	—
Issued via Share Purchase Plan	—	22,648,691	—	2,741,304
Other issues	—	89,396	—	25,031

At 30 June	596,493,914	544,709,065	65,161,936	59,325,374

5   Contingencies
(a) Contingent liabilities
There are no known contingent liabilities at 30 June 2007.
6   Events occurring after the balance sheet date
There has not been any other matter or circumstance, other than that referred to in the financial statements or notes thereto, that has arisen since the end of the financial year, that has significantly affected, or may significantly affect, the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

-11-	Metal Storm Limited

METAL STORM Limited
Notes to the financial statements
30 June 2007
(continued)
7   Correction of error
On September 1, 2006, the company issued convertible notes for a face value of $27.5 million. The transaction costs incurred in relation to this capital raising were $4.6 million. In accordance with AASB 132 — “Financial Instruments: Presentation”, the transaction costs are required to be allocated to each component of the financial instrument in proportion to the allocation of proceeds. As a result, the company should have allocated $1.4 million to the conversion derivative on initial recognition. The conversion derivative is subsequently measured at fair value through the profit and loss in accordance with AASB 139 — “Financial Instruments: Recognition and Measurement”, and as such, this should have resulted in the transaction costs being expensed through the profit and loss in the year ended 31 December 2006.
The effect of the error has been corrected in this interim report by restating the affected financial statement line items for the comparative year.
The effect on the financial statements for the year ended 31 December 2006 is set out below:
Fair value movement in conversion derivative increased by $1,140,493
Interest bearing loans and borrowings increased by $1,331,728
Accumulated losses increased by $1,111,813
Contributed equity decreased by $219,915
The effect of this restatement on basic and diluted earnings per share is below:

Previously reported Restated	(2.65) cents per share (2.85) cents per share

-12-	Metal Storm Limited

METAL STORM Limited
Directors’ declaration
30 June 2007
In the directors’ opinion:
(a)	the financial statements and notes set out on pages 10 to 12 are in accordance with the Corporations Act 2001, including:
(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2007 and of its performance for the half-year ended on that date; and
(b)	there are reasonable grounds to believe that Metal Storm Limited will be able to pay its debts as and when they become due and payable.
This declaration is made in accordance with a resolution of the directors.

Mr T J O’Dwyer Chairman	31 August 2007 Brisbane

-13-	Metal Storm Limited

PricewaterhouseCoopers
ABN 52 780 433 757

Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
GPO Box 150
BRISBANE QLD 4001
DX 77 Brisbane
Australia
www.pwc.com/au
Telephone +61 7 3257 5000
Facsimile +61 7 3257 5999
INDEPENDENT AUDITOR’S REVIEW REPORT
to the members of Metal Storm Ltd
Report on the Half-Year Financial Report
We have reviewed the accompanying half-year financial report of Metal Storm Ltd, which comprises the balance sheet as at 30 June 2007, and the income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors’ declaration for the Metal Storm Ltd Group (the consolidated entity). The consolidated entity comprises both Metal Storm Ltd (the company) and the entities it controlled during that half-year.
Directors’ Responsibility for the Half-Year Financial Report
The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
Auditor’s Responsibility
Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 30 June 2007 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Metal Storm Ltd, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.
A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
For further explanation of a review, visit our website http:/www.pwc.com/au/financialstatementaudit.
While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.
Our review did not involve an analysis of the prudence of business decisions made by directors or management.
Liability limited by a scheme approved under Professional Standards Legislation

Independence
 In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.
Conclusion
Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Metal Storm Ltd is not in accordance with the Corporations Act 2001 including:
(a)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2007 and of its performance for the half-year ended on that date; and

(b)	complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001.
PricewaterhouseCoopers

Robert Roach Partner	Brisbane 31 August 2007